Exhibit 99.1

SAP Releases Integrated Report 2018 and Files Annual Report 2018 on Form 20-F with the U.S. Securities and Exchange Commission

WALLDORF, Germany — February 28, 2019 —SAP SE (NYSE: SAP) today announced that it has filed the SAP Annual Report on Form 20-F for the year ended December 31, 2018 with the U.S. Securities and Exchange Commission (SEC) and it is accessible online at https://www.sap.com/investors/sap-2018-annual-report-form-20f. SAP also announced that the SAP Integrated Report 2018 is now available and accessible online at www.sapintegratedreport.com. The SAP Integrated Report 2018 discusses the company’s social, environmental and financial performance.

SAP continues to lead innovative reporting methods, with a focus on making its reports as accessible as possible for its stakeholders. With the Integrated Report 2018, SAP introduces a new structure for the Notes complementing the primary financial statements. The aim of this new structure is to make the information more understandable, grouping notes by topic.

You can access PDF versions of the SAP Integrated Report 2018 and the SAP Annual Report 2018 on Form 20-F at our Investor Relations website www.sap.com/investor. A hard copy of the audited consolidated financial statements can also be requested free of charge by sending an email to investor@sap.com or via phone +49 6227 7-67336.

Visit the SAP News Center. Follow SAP on Twitter at @sapnews.

About SAP

As the cloud company powered by SAP HANA®, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP® system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want — without disruption. Our end-to-end suite of applications and services enables more than 425,000 business and public customers to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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For more information, press only:

Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Marcus Winkler	+49 (6227) 7-67497	marcus.winkler@sap.com, CET

SAP News Center press room; press@sap.com

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Stefan Gruber      +49 (6227) 7-44872           investor@sap.com, CET

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